Exhibit 12(A)(5)

KNIGHT TRADING GROUP, INC.

OFFER TO EXCHANGE OUTSTANDING OPTIONS HAVING
AN EXERCISE PRICE OF $14.00 PER SHARE OR MORE FOR NEW OPTIONS

SUPPLEMENT

Knight Trading Group, Inc. (the “Company”) is offering current employees the opportunity to exchange outstanding stock options having an exercise price of $14.00 per share or more for new options that we will grant to purchase shares of our common stock.

This notice supplements the offering materials sent to all eligible employees on or about December 11, 2002. To comply with applicable disclosure requirements, we wish to advise you as follows:

1.  Section 5 of the Offer to Exchange, “Conditions of the Offer,” is replaced in its entirety by the following:

5.    CONDITIONS OF THE OFFER.

Notwithstanding any other provision of this Offer to Exchange, we will not be required to accept for exchange any options tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for return of options) the acceptance for exchange of options tendered, if before the expiration date any of the following shall have occurred:

(a)    there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that challenges the exchange of options by us pursuant to this offer or otherwise in any manner relates to or affects the offer;

(b)    there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or to us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, would or might directly or indirectly (i) make the acceptance for exchange of some or all of the options illegal or otherwise restrict or prohibit consummation of this offer or ii) delay or restrict our ability, or render us unable, to exchange some or all of the options;

(c)    it shall have been publicly disclosed or we shall have learned that (i) any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of common stock underlying the options whether through the acquisition, directly or indirectly, of our capital stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of offer), or (ii) any such person or group that on or prior to the date of offer had filed a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire whether through the acquisition shares, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares of common stock underlying the options representing 2% or more of the outstanding shares of common stock underlying the options;

(d)    there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or (ii) an increase in the market price of the shares of our common stock above $14.00 per share; or

(e)    a tender or exchange offer with respect to some or all of the options or our common stock (other than this offer), or a merger, acquisition or other business combination proposal for our company, shall have been proposed, announced or made by any person.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (except that we may not assert any of the conditions as a result of circumstances arising out of our own action or inaction), and any such condition may be waived by us, in whole or in part, in our reasonable discretion, whether or not any other condition of the offer is also waived. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time prior to the expiration date. Notwithstanding the foregoing, all conditions (other than those subject to regulatory approval), will be satisfied or waived by us on or prior to the expiration date. Any determination by us concerning the events described above will be final and binding on all parties.

2.  The book value per share of our common stock was $6.46 at September 30, 2002.

3.  The directors and executive officers of Knight Trading Group, Inc. and their positions and offices as of December 20, 2002 are set forth in the following table:

Name	Positions and Offices Held
Charles V. Doherty	Chairman of the Board of Directors
Robert Greifeld	Director
Gary R. Griffith	Director
Robert M. Lazarowitz	Director
Bruce R. McMaken	Director
Rodger O. Riney	Director
Thomas M. Joyce	Chief Executive Officer and President, Director
Anthony M. Sanfilippo	Executive Vice President and Director
Robert I. Turner	Executive Vice President, Chief Financial Officer and Treasurer
John H. Bluher	Executive Vice President, General Counsel and Secretary

The address of each director and executive officer is: c/o Knight Trading Group, Inc., 525 Washington Boulevard, Jersey City, NJ 07310. Tel: (201) 222-9400.

4.  There are no material U.S. federal tax consequences to optionholders who choose to participate in the exchange who are not citizens or residents of the United States.

5.    Contrary to the statement to that effect in Section 15 of the Offer to Exchange, “Additional Information”, documents filed with the Securities and Exchange Commission by the Company after the date of the Offer to Exchange are not incorporated by reference in the Offer to Exchange.